ISSUED ON BEHALF OF RELX PLC

1 October 2021

TOTAL VOTING RIGHTS

As at 1 October 2021, RELX PLC’s capital consists of 1,984,564,197 ordinary shares of 14 51/116 pence each. RELX PLC holds 50,087,679 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,934,476,518 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.